

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Mr. Edward J. Rapp
Chief Financial Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

   Re: **Caterpillar Inc.**
      Form 10-K for the fiscal year ended December 31, 2010
      Filed February 22, 2011
      File No. 001-00768

Dear Mr. Rapp:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          Brian Cascio
          Accounting Branch Chief